UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Registrant’s Name)

Units 714 & 715, 7F, Hong Kong Plaza, 188 Connaught Road West, Hong Kong

Tel: +852 36158567

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On September 15, 2026, Top Wealth Group Holding Limited (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) at 10:00 a.m. (Hong Kong time and date) at 10/F, Oxford Commercial Building, 494-496 Nathan Road, Yau Ma Tei, Kowloon, Hong Kong. As of the record date for the EGM, there were 49,334,485 Class A ordinary shares and 3,166,667 Class B ordinary shares entitled to vote at the EGM. 49,334,485 Class A ordinary shares and 3,166,667 Class B ordinary shares, comprising approximately 83.7% of the outstanding ordinary shares of the Company as of the record date, were represented at the EGM. Two items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders.

(a)	Proposal One: RESOLVED as a special resolution, that the Company adopt the fourth amended and restated memorandum and articles of association of the Company (the “Fourth A&R M&A”), in the form attached as Appendix A, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company, with immediate effect from the date of passing this resolution, in order to reflect amendments to the memorandum and articles of association for housekeeping matters; and that any one or more directors and/or officers of the Company be and is/are hereby authorised, on behalf of the Company, to do all such acts and things and to execute, deliver and file all such documents, notices, confirmations, applications, instruments and filings as he/she/they may consider necessary, desirable or expedient to give effect to the adoption of the Fourth A&R M&A, and that the registered office service provider of the Company be and is hereby authorised and instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in respect thereof.

(b)	Proposal Two: RESOLVED as an ordinary resolution that the chairman of the EGM be and hereby is authorised to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One above.

The voting results were as follows:

	For	Against	Abstain
Proposal One	365,995,876 (100.0%)	3,158 (0.0%)	2,151 (0.0%)
Proposal Two	365,994,024 (100.0%)	6,779 (0.0%)	382 (0.0%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Wealth Group Holding Limited

Date: September 15, 2026	By:	/s/ Yuen Cheong Carp, LEE
Yuen Cheong Carp, LEE
Chief Executive Officer and Director

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